Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER SIGNS NEW HEADS OF AGREEMENT WITH THE BAHAMAS
FOR $600 MILLION EXPANSION ON PARADISE ISLAND

PHASE III OF ATLANTIS WOULD LEVERAGE INVESTMENT IN INFRASTRUCTURE FROM
PHASE II EXPANSION COMPLETED IN 1998

EXPANSION WOULD INCREASE ROOM COUNT TO OVER 3,500 ROOMS ON PARADISE
ISLAND AND SIGNIFICANTLY ADD TO EXISTING WATER-THEMED ATTRACTIONS

PARADISE ISLAND, The Bahamas, May 27, 2003 – Kerzner International Limited (NYSE: KZL) (the “Company”) today announced that it has reached a new Heads of Agreement with the Government of The Bahamas (“Government”) with respect to a $600 million expansion to its flagship resort, Atlantis, Paradise Island, that would increase the Company’s total investment to $1.7 billion.

The expansion would include the following components:

o	1,200 new rooms to be situated at Pirate’s Cove that is adjacent to one of the best available beach sites in the Caribbean;

o	A significant expansion to Atlantis’ existing water-themed attractions including, subject to environmental approvals, a new dolphin encounter attraction that is ideally suited for the world’s largest man-made marine habitat;

o	Four new restaurants and over 20,000 square feet of retail space around the Atlantis Marina (“Marina Village”) that will be a must-see destination for all tourists to The Bahamas;

o	The addition of three new luxurious villas (“Ocean Club Villas”) to the One&Only Ocean Club, that will enhance its award winning reputation as one of the best luxury resort hotels in the world;

o	An expansion that will add approximately 120 two-bedroom suites to Harborside at Atlantis (“Harborside”), a timeshare project that lies adjacent to Atlantis;

o	At least 50,000 square feet of new convention and meeting space that is expected to benefit from agreements that are anticipated to be negotiated between The Bahamas and the United States that will permit companies in the United States to obtain a federal tax deduction from expenses incurred in connection with conventions in The Bahamas;

o	The right to develop, upon environmental approval, a new 18-hole golf course on Athol Island, which lies just east of Paradise Island, in partnership with Government;

This investment will take place in two phases. The first phase of approximately $100 million will commence in the second half of 2003, with all elements of such phase expected to be completed by the end of 2005. Construction on the second phase, that will include the 1,200-room hotel and expansion of the water-themed attractions, is expected to commence by the end of 2004, with completion by Christmas 2006.

“We are very excited about this next stage of Atlantis’s development and growth,” said Sol Kerzner, Chairman and Chief Executive Officer of Kerzner International. “This is an ambitious project and we are convinced that to remain successful we must continue to add new and exciting attractions. We believe that success is built upon keeping our product at the leading edge of the resort industry, delivering world-class service and continuing to promote the resort with an aggressive and innovative marketing plan. We have also operated Atlantis successfully during some trying times. Last year, while most others in our industry were suffering, we were able to maintain our room rates and occupancies.”

Butch Kerzner, President of Kerzner International commented, “Atlantis has shown remarkable resilience during a difficult travel market. While many other resorts and hotels have experienced a difficult period, our Paradise Island operations have gone from strength to strength. During 2002, our Paradise Island business achieved some very significant milestones that included surpassing the $500 million gross revenue threshold for the first time. Our Paradise Island operations achieved record EBITDA in 2002, posting increases of 11% and 20% ahead of levels achieved during 2000 and 2001, respectively. The robustness of the business lies in the uniqueness of our product offering, strength of the Atlantis brand, and diversity of revenue streams. This new phase of expansion will leverage off all our work and investment over the last ten years and will add outstanding new attractions, keeping the destination new and exciting.”

Demand patterns have been strong for Atlantis. In the first quarter of 2003, the Company managed to maintain revenue per available room (RevPAR) with the same period last year, despite a weaker travel market arising from the effects of the war in Iraq. In the first quarter of 2003, Atlantis achieved a RevPAR of $239 as compared to $240 in the same period last year. In 2002, Atlantis achieved a RevPAR of $198 as compared to $194 and $201 in 2001 and 2000, respectively.

“Booking patterns have now returned to normal levels following the end of this war,” said Butch Kerzner. “The Company currently anticipates maintaining a flat RevPAR in the second quarter of 2003. This proposed expansion will position Atlantis well when demand patterns in the travel industry improve.”

As part of the new Heads of Agreement and consistent with its commitments to the Bahamian public, Government has provided certain undertakings that include efforts to improve Nassau International Airport and the roadway systems. Further, it will operate fire and ambulance facilities on Paradise Island; and, on an as needed basis, expand the facilities at The Bahamas Electricity Corporation and The Bahamas Telecommunications Corporation. The agreement with Government also provides for various investment incentives including:

o	An extension of the casino tax concessions that the Company presently enjoys, that includes extending certain concessions for a period of eleven years from the completion of the expansion;

o	An extension by twenty years of the moratorium on new casino licenses on Paradise Island and New Providence from the completion of the expansion;
o	Exemptions from certain import duties on construction materials;
o	Continued co-operative marketing contributions.

As part of the Heads of Agreement, the Company has also provided certain undertakings that include skills training, community development programs, and to the extent possible, a local stock ownership program for Bahamians.

Construction of Marina Village and Ocean Club Villas will commence by the end of this year with an expected completion by the end of 2004. The Harborside expansion will commence by early 2004 and is expected to be completed by 2005. These projects are expected to cost approximately $100 million. The largest portion of the expansion, of approximately $500 million, covering the new 1,200-room hotel, increase in the existing water based attractions, additional convention space and new golf course is expected to commence in late 2004 and be completed by Christmas 2006. The Company currently anticipates funding this development through free cash flow and existing debt capacity.

Butch Kerzner continued, “We have a very strong balance sheet. While many in our industry are highly leveraged, we have been disciplined in using our free cash flow to repay debt. We now have the financial strength and capacity to move forward with an undertaking the size of Phase III.”

Sol Kerzner added, “This expansion project will bring our investment in The Bahamas to $1.7 billion, which reflects our continued confidence in the Government of The Bahamas and our commitment to the hard-working people of this country. I am quite pleased to announce that this project is expected to add at least 2,000 jobs for Bahamians at our properties and will bring many visitors to The Bahamas.”

The Company will hold a conference call on May 27, 2003 at 4:00 p.m., EST to discuss this announcement. This call will be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) and 706.679.0864 (international). A replay of the conference call will be available beginning May 27, 2003 at 7:00 p.m. EST and ending on May 30, 2003. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following Pin Number: 14697.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain income from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In its luxury resort hotel business, the Company operates luxury resorts primarily under the One&Only brand. The Company manages nine resort hotels in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.

Investor inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

Media inquiries should be directed to Josh Hochberg, Vistance Group LLC at 212.935.2269.

_________________